September 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:                    Irene Paik

Re:                             Elanco Animal Health Incorporated

Registration Statement on Form S-1 (File No. 333-226536)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Elanco Animal Health Incorporated that the effectiveness of the Registration Statement be accelerated so that it will be declared effective at 4:00 P.M. (Eastern time) on Wednesday, September 19, 2018, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that we and the other prospective underwriters have distributed approximately 7,165 copies of the preliminary prospectus dated September 6, 2018 (the “Preliminary Prospectus”) between September 6, 2018 and the date hereof to prospective underwriters, dealers, institutional investors and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
As representatives of the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ David Bauer
	Name:	David Bauer
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Charles Leisure
	Name:	Charles Leisure
	Title:	Vice President

[Signature Page to Request for Acceleration of Effectiveness]